
December 5, 2011

<u>Via E-mail</u>
Mr. Michael E. Reed
Chief Executive Officer
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450

> **Re: GateHouse Media, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2011**
> **Form 10-Q for the fiscal quarter ended June 26, 2011**
> **Filed July 28, 2011**
> **File No. 001-33091**

Dear Mr. Reed:

We have completed our review of your filing as of October 26, 2011. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief